                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934


                              SYMIX SYSTEMS, INC.
                              (Name of Issuer)
                   Common Shares, par value $.01 per share
                       (Title of Class of Securities)

                                  871535100
                               --------------
                               (CUSIP Number)

                              William M. Weber
                               General Partner
                           Roundwood Capital, L.P.
                        25800 Science Park Drive #150
                           Beachwood, Ohio  44122

                               (216) 595-2800
                      -----------------------------------
                      (Name, Address and Telephone Number
                            of Person Authorized to
                      Receive Notices and Communications)

                               - with a copy to -

                                Dale C. LaPorte
                           Calfee, Halter & Griswold
                        1400 McDonald Investment Center
                          Cleveland, Ohio  44114-2688
                                 (216) 622-8200

                               September 17, 1996
                               ------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]

Check the following box if a fee is being paid with the statement:  [X]

                              Page 1 of 9 Pages
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                                                SCHEDULE 13D

 CUSIP NO. 871535100                                                                 PAGE 2 OF 9 PAGES

- -----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     |                                                                                                   |
|     | ROUNDWOOD CAPITAL, L.P.                                                                           |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ] |
|     |                                                                                              ---- |
|     |                                                                                         (b) [ x ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | SOURCE OF FUNDS*                                                                                  |
|     |                                                                                                   |
|     | WC                                                                                                |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                 |
|     | TO ITEMS 2(d) OR 2(e)                                                                       [   ] |
|     |                                                                                              ---- |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     | OHIO                                                                                              |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     7 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |  340,000*                                                       |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     8 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |     0                                                           |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     9 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |  340,000*                                                       |
|                               |       |                                                                 |
|             PERSON            |-------|-----------------------------------------------------------------|
|                               |    10 |  SHARED DISPOSITIVE POWER                                       |
|              WITH             |       |                                                                 |
|                               |       |     0                                                           |
|-------------------------------|-------|-----------------------------------------------------------------|
|  11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     | 340,000*                                                                                          |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    |
|     | SHARES*                                                                                     [   ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|  13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|     |                                                                                                   |
|     | 6.17%                                                                                             |
|-----|---------------------------------------------------------------------------------------------------|
|  14 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     | PN                                                                                                |
- -----------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
*Reflects the 2-for-1 stock split declared for shareholders of record on September 10, 1996.

                               Page 2 of 9 Pages
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ITEM 1.  SECURITY AND ISSUER
- ------   -------------------

                 This statement relates to the Common Shares, $.01 par value per share (the "Shares"), of Symix Systems, Inc., an Ohio corporation (the "Company"). The address of the principal executive offices of the Company is 2800 Corporate Exchange Drive, Columbus, Ohio 43231.

ITEM 2.  IDENTITY AND BACKGROUND
- -------  -----------------------

                 This statement is filed on behalf of Roundwood Capital, L.P., an Ohio limited partnership ("Roundwood"). Roundwood was organized in the State of Ohio on April 20, 1995. Roundwood is a limited partnership that invests in a select portfolio of equity or equity related securities of undervalued publicly traded and private companies. Roundwood's principal business address and address of its principal office is 25800 Science Park Drive #150, Beachwood, Ohio 44122. During the last five years, Roundwood has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil, judicial or administrative proceeding as a result of which Roundwood was or is subject to any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 The general partner of Roundwood is Roundcap L.L.C., a Delaware limited liability company ("Roundcap"). Roundcap has a three (3) member Management Committee composed of William M. Weber (who also serves as the President of Roundcap), A. Malachi Mixon, III and F. Joseph Callahan (the "Managers"). Roundcap's principal business is the management and supervision of the investment





                              Page 3 of 9 Pages
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activities of Roundwood, and its principal business address and address of its principal office is 25800 Science Park Drive #150, Beachwood, Ohio 44122. During the last five years, Roundcap has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil, judicial or administrative proceeding as a result of which Roundcap was or is subject to any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 Background information for each of the Managers of Roundcap, as required by Item 2 is set forth below, including as to each, his (a) name,
(b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, (d) whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (e) whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and (f) citizenship.

                 1.       (a)     William M. Weber;





                              Page 4 of 9 Pages
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                          (b)     25800 Science Park Drive #150
                                  Beachwood, Ohio  44122;

                          (c) President of Roundcap, which manages and supervises the investment activities of Roundwood; 25800 Science Park Drive, Beachwood, Ohio 44122;

                          (d)     No;
                          (e)     No;
                          (f)     U.S.

                 2.       (a)     A. Malachi Mixon, III

                          (b)     899 Cleveland Street
                                  Elyria, Ohio  44035;

                          (c) Chairman of the Board, President and Chief Executive Officer of Invacare Corporation, a leading worldwide manufacturer and distributor of home health care products; 899 Cleveland Street, Elyria, Ohio 44035;

                          (d)     No;
                          (e)     No;
                          (f)     U.S.

                 3.       (a)     F. Joseph Callahan;

                          (b)     29599 Solon Road
                                  Solon, Ohio  44139;

                          (c) President of Crawford Fitting Company; a multinational manufacturer and world supplier of specialty high pressure valves and fittings primarily used in research and development, nuclear power, electronics chip production, offshore oil and general process industries; 29599 Solon Road, Solon, Ohio 44139;
                          (d)     No;
                          (e)     No;
                          (f)     U.S.





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ITEM 3.  SOURCE AND AMOUNT OF FUNDS
- ------   --------------------------
         OR OTHER CONSIDERATION
         ----------------------

                 The Shares herein reported as being beneficially owned by Roundwood were acquired in various open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $2,059,003.50. The funds used in such purchases were from existing available capital of Roundwood and none of the consideration for such Shares was represented by borrowed funds.

ITEM 4.  PURPOSE OF TRANSACTION
- ------   ----------------------

                 Roundwood has acquired the Shares referred to in Item 5 for the purpose of investment. Subject to the matters referred to below, Roundwood may maintain its investment at its current level, acquire additional Shares or sell all or a part of its investment. Future decisions by Roundwood will depend upon a variety of factors, including the status of the Company's business, prospects and financial condition, the status and availability of a trading market for the Shares, general economic and stock market conditions, availability of funds, other investment opportunities available to Roundwood and other factors that Roundwood may deem relevant from time to time. Any acquisition or disposition of Shares by Roundwood may be effected through open market or privately negotiated transactions or otherwise.

                 Roundwood has studied, analyzed and evaluated the Company and its businesses since it began to acquire the Company's Shares in July 1995. From time to time, this analysis has included consultations with management, Directors and/or other shareholders of the Company about the Company and its businesses. During such consultations, no formal or informal plans or proposals with respect to the Shares of the Company were agreed





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to, directly or indirectly, between Roundwood and any other persons.

                 Except to the extent set forth above, or in any other Item hereof, Roundwood does not have any present plans or proposals that relate to or would result in any of the actions, changes or events required to be described in Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
- ------   ------------------------------------

                 The information set forth in this Item 5 is given as of September 17, 1996.

                 (a) The aggregate number of Shares beneficially owned by Roundwood is 340,000*, which constitutes approximately 6.17% of the issued and outstanding Shares of the Company, based upon the number of Shares outstanding as disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 without giving consideration to any outstanding securities convertible into the Shares or any Shares subject to any outstanding options. None of the other persons named in Item 2 beneficially owns any Shares.

                 (b) Roundwood has the sole power to vote, direct the vote, dispose and direct the disposition of the 340,000* Shares that it owns.

                 (c) 100,000* Shares were purchased by Roundwood on September 17, 1996 on the open market through a broker for $7.655* per Share. There have been no other transactions in the Shares of the Company by Roundwood during the last sixty (60) days.

                 (d)      Not applicable.

                 (e)      Not applicable.

* Reflects the 2-for-1 stock split declared for shareholders of record on September 10, 1996.





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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
- ------   ------------------------------------------
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
         ------------------------------------------------------

                 Except as otherwise set forth herein, neither Roundwood nor any of the other persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company, including but not limited to those relating to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
- ------   --------------------------------

                 Not applicable.





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Signature
- ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 25, 1996

                          ROUNDWOOD CAPITAL, L.P.
                          By: ROUNDCAP L.L.C.
                          By: /s/ William M. Weber
                             ----------------------------------
                             William M. Weber, President





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